Filed pursuant to Rule 424(b)(4)

Registration No. 333-232183

OWL ROCK CAPITAL CORPORATION II

Supplement No. 14 dated February 23, 2021

To

Prospectus dated July 1, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Capital Corporation II dated July 1, 2020 as previously supplemented and amended (as so supplemented and amended, the “Prospectus”) and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 32 of the Prospectus before you decide to invest in our common stock.

STATUS OF OUR PUBLIC OFFERING

Since commencing our initial public offering and through February 22, 2021, we have issued 147,544,493 shares of our common stock for gross proceeds of approximately $1.35 billion, including seed capital contributed by Owl Rock Capital Advisors LLC (the “Adviser”) in September 2016 and approximately $10 million in gross proceeds raised from certain individuals and entities affiliated with the Adviser.

RECENT DEVELOPMENTS

Appointment of Director

On February 23, 2021, the board of directors (the “Board”) of Owl Rock Core Income Corp. II (the “Company”), upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), voted to appoint Melissa Weiler as a Class II director of the Board, a member of the Nominating Committee, and a member of the Audit Committee. In connection with Ms. Weiler’s appointment, the Board increased the size of the Board to eight directors. Ms. Weiler was appointed to serve as a member of the Board until the 2021 annual meeting of stockholders, or until her successor is duly elected and qualified. The Board and the Nominating Committee determined that Ms. Weiler is not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Company.

Ms. Weiler was formerly a Managing Director and a member of the Management Committee of Crescent Capital Group, a Los Angeles-based asset management firm (“Crescent”), where she served from January 2011 until she retired in December 2020. During that time, Ms. Weiler was responsible for the oversight of Crescent’s CLO management business from July 2017 through December 2020, and managed several multi-strategy credit funds from January 2011 through June 2017. During her tenure at Crescent, she also served on the Risk Management and Diversity & Inclusion committees. From October 1995 to December 2010, Ms. Weiler was a Managing Director at Trust Company of the West, a Los Angeles-based asset management firm (“TCW”). At TCW, she managed several multi-strategy credit funds from July 2006 to December 2010, and served as lead portfolio manager for TCW’s high-yield bond strategy from October 1995 to June 2006. Ms. Weiler is a member of the Cedars-Sinai Board of Governors and is actively involved in 100 Women in Finance. Ms. Weiler holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Ms. Weiler concurrently joined the boards of Owl Rock Capital Corporation, Owl Rock Capital Corporation III, Owl Rock Technology Finance Corp. and Owl Rock Core Income Corp. The Company believes Ms. Weiler’s broad investment management background, together with her financial and accounting knowledge, brings important and valuable skills to the Board.

Ms. Weiler will be entitled to applicable retainer and meeting fees pursuant to the Company’s director compensation arrangements, under terms consistent with those previously disclosed by the Company. Ms. Weiler entered into the Company’s standard indemnification agreement, the form of which was filed with the Securities and Exchange Commission on February 23, 2021 as Exhibit 10.1 to the Company’s Current Report on Form 8-K.

There is no other arrangement or understanding between Ms. Weiler and any other person pursuant to which she was appointed as a Class II director of the Board, member of the Nominating Committee, and a member of the Audit Committee, nor is there any family relationship between Ms. Weiler and any other director of the Company or executive officers of the Company. There are no transactions since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company is a participant, the amount involved exceeds $120,000, and in which Ms. Weiler had, or will have, a direct or indirect material interest.